Exhibit 99.3

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended November 30, 2013

January 7, 2014

This interim Management’s Discussion and Analysis (“MD&A”) of Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended November 30, 2013 and 2012.  The November 30, 2013 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A for the year ended May 31, 2013, and the most recent Annual Information Form can be found on SEDAR at www.sedar.com.

This MD&A is prepared as of January 7, 2014. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the six months ended November 30, 2013 which are incorporated by reference herein and form an integral part of this MD&A.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and pre-clinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue as a going concern;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of obligations towards a predecessor of the Company and its directors, officers and employees in respect of a reorganization of the Company that occurred in 2007;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the U.S. Securities Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

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Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Development update

Strategic Review Process

On September 12, 2013, the Corporation formed a special committee composed of independent directors to review strategic alternatives available to the Corporation, designed to secure the long-term financial and operational sustainability of the Corporation with a view to enhance shareholder value (the “Special Committee”). On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The special committee recommended that the board of directors (the “Board”) of Lorus approve the appointments of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the board of directors and of Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Corporation’s Senior Vice President of Medical Affairs.

Changes in Management

On October 28, 2013, William G. Rice, Ph.D., was appointed as Chief Executive Officer and Chairman of the Board while Dr. Aiping Young continues as President and Chief Operating Officer of the Corporation. Lorus also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor to fulfill the functions of the Corporation’s Senior Vice President of Medical Affairs. Dr. Von Hoff is an independent contractor and advisor but is not an employee of Lorus. The Board of Directors, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments were in the best interest of Lorus, as they were considered to enhance the management team and advisory team with the addition of two seasoned and experienced biotechnology executives bringing extensive clinical development and capital raising experience and improving the awareness and presence of the Corporation in the United States. Dr. Rice, as the new CEO and Chairman of the Board of Directors of Lorus, was authorized and mandated by the Board to explore all available options to maximize shareholder value. On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of the Corporation’s Scientific Advisory Board. Like Dr. Von Hoff, Dr. Druker is an independent contractor and advisor but not an employee of Lorus.

On December 2, 2013, Avanish Vellanki was appointed as Chief Business Officer of the Corporation, to manage global business development, licensing and corporate strategy, and Gregory K. Chow was appointed as Chief Financial Officer, and has responsibility for corporate finance and accounting functions for the Corporation.

program updates

Lorus is a clinical stage cancer biotechnology company with a commitment to discovering and developing therapies addressing unmet medical needs in oncology. Our focus is on cellular targets that are emerging on the leading edge of cancer research and not already widely developed. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies directed against novel cellular targets and are designed to be selective for cancer cells and therefore exhibit robust safety profiles.

Our success is dependent upon several factors, including recruitment and retention of skilled personnel, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our drug candidates in clinical trials, securing strategic partnerships and obtaining the necessary regulatory approvals to market our products.

We believe the future of cancer treatment and management lies in selecting patients having cancers that are predisposed to response based on a drug’s unique mechanism of action. Our opinion is that many drugs currently approved for the treatment and management of cancer are not selective for the specific genetic alterations (targets) that cause the patient’s tumor and hence lead to significant toxicities due to off-target effects.

Lorus’ strategy is to continue the development of our product pipeline across several therapeutic indications in oncology with therapeutics addressing novel targets that drive particular types of cancers. We also strive to optimize our therapeutics for synergy with currently available, commercialized therapeutics for a drug combination regimen with enhanced efficacy. We evaluate the merits of each drug candidate throughout the clinical trial process and will consider partnering a program when appropriate.

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Small Molecule Program

We are utilizing our small molecule drug screening technologies and preclinical scientific expertise to identify first in-class small molecules that demonstrate strong anti-cancer activity and a high therapeutic index with a favorable toxicity profile. Our proprietary small molecule compounds, which include the lead compound candidate LOR-253, and others, have unique chemical structures and modes of action, and we consider that they are promising candidates for the treatment of select populations of patients with cancer.

LOR-253

LOR-253 represents a new candidate in a class of anticancer agents, which may offer a competitive advantage over conventional drugs. LOR-253 is a small molecule optimized to induce the tumor suppressor Krüppel-like factor 4 (“KLF4”), leading to apoptotic death in cancer cells that have the KLF4 gene silenced. This drug candidate has shown selective and potent antitumor activity in preclinical investigations, including in liquid (hematologic or blood cancers) and solid tumors, and has demonstrated a robust safety profile and biological activity in a Phase I clinical trial in solid tumor patients, most notably in non-small cell lung cancer (“NSCLC”), but also supporting a dosing strategy for multiple potential indications.

Acute Myeloid Leukemia

On October 29, 2013, Lorus announced that it will pursue the clinical development of LOR-253, in acute myeloid leukemia (“AML”) and other hematologic malignancies based on recent research in AML that has implicated up-regulation of various transcription factors, including CDX2, as a causative gene in the development or progression of leukemic disease, while absent in the hematopoietic stem and progenitor cells of healthy individuals. The CDX2 protein is reported to silence the KLF4 tumor suppressor gene as a critical oncogenic event in AML and LOR-253 has demonstrated the ability in preclinical investigations to upregulate the KLF4 gene and induce tumor-killing effect. We believe these findings warrant investigation of the potential clinical utility of LOR-253 in the treatment of patients with suppressed KLF4 in AML, Myelodysplastic Syndromes, and potentially other hematologic malignancies.

Acute Myeloid Leukemia is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults, and the American Cancer Society estimates there will be approximately 14,590 new cases of AML and approximately 10,370 deaths from AML in the U.S. in 2013. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. Patients with relapsed or refractory disease and newly diagnosed AML patients over 60 years of age with poor prognostic risk factors typically die within one year, a fact that highlights an acute need for new treatment options.

Solid Tumors

Phase I data with LOR-253 in patients with solid tumors and extensive preclinical data in solid tumor cells, including NSCLC, have identified an opportunity in patients possessing cancers with reduced KLF4 gene expression.

NSCLC is an indication that we consider has a large market potential and important unmet need worldwide, in which KLF4 is a tumor suppressor that is present in case-matched normal cells but depressed in NSCLC tumor cells. Lorus may evaluate the clinical utility of LOR-253 in additional studies in a subset of NSCLC patients that may be predisposed to a response with a therapeutic activating KLF4.

LOR-500

The LOR-500 program aims to discover and develop potent, first-in-class small molecule inhibitors of maternal embryonic leucine zipper kinase (“MELK”). MELK plays an important role in cancer cell cycle, signaling pathways, and cancer stem cells. MELK is highly expressed in several cancer types, and its expression correlates with poor prognosis in glioma and breast cancer. These findings provide strong support that selective targeting of MELK may be an effective cancer treatment strategy. Several lead compounds targeting MELK have been identified and a clinical candidate is expected to be selected for preclinical evaluation within several months. Much of the current focus is on the development of selective kinase inhibitors that hit specific targets in cancer cells and cause less toxicity associated with off-target effect.

Immunotherapy

Interleukin-17E (“IL-17E”) (also known as IL-25) is a recently identified cytokine that plays an important role in Th2 type immune response. Lorus scientists have observed the anticancer properties of IL-17E against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models with very low toxicity. IL- 17E is highly potent and does not require further optimization before proceeding to the formal Investigational New Drug

(“IND”)-enabling preclinical studies planned to support advancing to a Phase I clinical trial.

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Undisclosed Program

In April 2013, Lorus has entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Corporation, to investigate a new proprietary series of Lorus’s compounds for veterinary medicine. According to the agreement, Elanco will fund the research program and has been granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated when the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use and intends to use the animal data as a basis for a partnership that will seek to take the technology to the clinic to treat patients with cancer. Lead optimization is underway and the next goal is to identify a clinical drug candidate which can be developed for both human and animal use.

financing activities

equity financing

Subsequent to the quarter end on December 10, 2013, Lorus completed a public offering of common shares. We issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500. A related party of Lorus by virtue of exercising control or direction over more than 10% of the common shares of Lorus participated in the offering and acquired an aggregate of 1,820,000 common shares.

warrant exercises

During the six month period ended November 30, 2013, 4.445 million warrants (November 30, 2012 - 398 thousand) were exercised for proceeds of $1.93 million (November 30, 2012 - $180 thousand). The carrying amount related to these warrants was $471 thousand (November 30, 2012 - $43 thousand) and transferred from warrants to share capital.

promissory notes and warrants

During the six months ended November 30, 2013 Lorus completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand. Each unit consisted of $1,000 in unsecured promissory notes bearing interest at a rate of 10% per annum and 1,000 common share purchase warrants priced at $0.25 and exercisable for 24 months. The promissory notes are due June 19, 2014.

Certain related parties participated in the transaction. Directors and officers acquired $68 thousand of the promissory notes. A company related to Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and an investor which holds more than 10% of the common shares of the Company and the ability to acquire control of more than 20% of the Company acquired $100 thousand of the promissory notes.

The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

Lorus incurred costs associated with the financing of $23 thousand. These costs are being amortized using the effective interest rate method over the 12-month life of the notes.

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Promissory Notes	$918	$	─
Less: Equity component of notes	(75)		─
Less: Issue costs	(23)
Accretion in carrying value of notes	820 43		─
Balance, end of period	$863	$	─

Convertible promissory notes

In September 2013 Lorus completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

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Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to a director of Lorus acquired $100 thousand of the promissory notes and two investors who each hold more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus collectively acquired $262 thousand of the promissory notes.

The promissory notes are a compound instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to Lorus for similar promissory notes with no warrants. The residual value was allocated to the conversion feature. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

Lorus incurred costs associated with the financing of $17 thousand. These costs will be amortized using the effective interest rate method over the 24 month life of the notes.

	Six months ended	Six months ended
	November 30, 2013	November 30, 2012

Promissory Notes	$600	$	─
Less: Equity component of notes	(88)		─
Less: Issue costs	(17)		─
Accretion in carrying value of notes	495 8		─
Balance, end of period	$503	$	─

Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loan agreements are unsecured, bear interest at a rate of 10% per annum payable quarterly and are due September 30, 2015.

warrant expiry

Broker warrants with a carrying amount of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from Warrants to Contributed Surplus.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. As of November 30, 2013 the Company has 22 million warrants outstanding at an exercise price of $0.45 the majority of which expire in June 2014, Management believes that some if not all of these warrants will be exercised in the next six months which may provide the Company with up to an additional $10 million in financing. Subsequent to the quarter end Lorus raised gross proceeds of approximately $7 million through a public offering of shares. In addition Management continues to consider financing alternatives on an ongoing basis and will continue to do so in order to continue funding its operations and clinical trials. However, there can be no assurance that the warrants will be exercised or that any of the ongoing discussions will materialize into investments and that capital will be available as necessary to meet continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

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The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Cash Position

At November 30, 2013, we had cash and cash equivalents of $1.7 million compared to $653 thousand at May 31, 2013. Subsequent to the quarter end on December 10, 2013, we raised approximately $7 million in gross proceeds through a public equity offering (described under Subsequent Events). We invest in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash, cash equivalents and other current assets less current liabilities) at November 30, 2013 was negative $943 thousand (May 31, 2013 - negative $798 thousand).

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

RESULTS OF OPERATIONS

Our net loss for the three months ended November 30, 2013 was $2.8 million ($0.06 per share) compared to $1.6 million ($0.04 per share) in the same period in the prior year. The Company incurred a net loss of $3.9 million ($0.09 per share) for the six months ended November 30, 2013 compared to $2.9 million ($0.07 per share) during the same period in the prior year.

In the three-month period ended November 30, 2013 research and development expenditures decreased by $119 thousand due to reduced spending on our LOR-253 and IL-17E programs as we delayed spending until additional financing was secured. The reduction in program expenditures was offset by increased stock based compensation and deferred share unit costs. General and administrative expenses increased $1.2 million in the three months ended November 30, 2013 compared with the prior year due to increased stock based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the quarter.

In the six month period research and development expenditures decreased by $161 thousand due to reduced program activity in the current year as the Phase I trial completed and future development was placed on hold, offset by higher stock based compensation and deferred share unit costs. General and administrative expenses increased by $1.1 million in the six months ended November 30, 2013 compared with the prior year due primarily to increased stock based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the three month period ended November 30, 2013.

We utilized cash of $1.5 million in our operating activities in three-month period ended November 30, 2013 compared with $1.3 million during the same period the prior year. For the six months ended November 30, 2013 we utilized cash of $2.4 million compared with $2.9 million in the same period last year. The increase in cash utilized in the three months ended November 30, 2013 is due to increased general and administrative activities associated with the strategic review and hiring of three additional members of management. The decrease in cash utilized in the six months ended November 30, 2013 is due to cash used to reduce accounts payable and accrual balances in the prior year.

At November 30, 2013, we had cash and cash equivalents of $1.7 million compared to $653 thousand at May 31, 2013.

Research and Development

Research and development expenses totaled $791 thousand in the three-month period ended November 30, 2013 compared to $910 thousand during the same period in the prior year and totaled $1.4 million in the six month period ended November 30, 2013 as compared to $1.6 million in the same period in the prior year. Research and development expenses consisted of the following:

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	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Program costs	$498	$854	$1,085	$1,465
Stock based compensation	207	57	240	84
Deferred share unit costs	82	(9)	73	2
Depreciation of equipment	4	8	8	16
	$791	$910	$1,406	$1,567

Program costs by program:

	Three months ended November 30,		Six months ended November 30,
	2013	2012	2013	2012

Small molecules	$498	$751	$997	$1,260
Immunotherapy	—	103	88	205
Total	$498	$854	$1,085	$1,465

Research and development costs in the three months ended November 30, 2013 decreased compared with the three months ended November 30, 2012 primarily due to reduced program costs. Spending on the LOR-253 program was reduced as the Phase I trial has been completed and further clinical development was placed on hold while the strategic review was completed and additional financing secured. In addition, spending on the IL-17E program was placed on hold until additional funding is obtained. Reductions in program expenditures were offset by higher stock based compensation costs due to the engagement of new consultants and scientific advisory board members during the three months ended November 30, 2013 who were granted stock options upon engagement. Deferred share unit costs increased during the three months ended November 30, 2013 reflecting the increase in their fair value.

The decrease in research and development costs during the six months ended November 30, 2013 is primarily the result of reduced activity on our LOR-253 program as the Phase I clinical trial was completed during the first quarter of fiscal 2014 and we placed the clinical development on hold as described above. In the six months ended November 30, 2012 the manufacturing of additional LOR-253 was underway and the Phase I trial was actively enrolling patients. Costs associated with the IL-17E program were lower in the six months ended November 30, 2013 as we suspended ongoing work in order to conserve our cash resources. Reductions in program expenditures were offset by higher stock based compensation costs and deferred share unit costs for the reasons described above.

General and Administrative

General and administrative expenses totaled $1.9 million in the three-month period ended November 30, 2013 compared to $714 thousand in same period in the prior year. For the six month period ended November 30, 2013, general and administrative expenses were $2.4 million compared with $1.3 million in the same period in the prior year.

Components of general and administrative expenses:

	Three months ended		Six months ended
	November 30		November 30
	2013	2012	2013	2012

Stock based compensation	708	83	763	156
General and administrative excluding salaries	530	491	787	829
Salaries	509	161	670	328
Deferred share unit costs	191	(22)	169	5
Depreciation of equipment	─	1	─	3
	1,938	714	2,389	1,321

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Stock based compensation expense was significantly higher in the three and six month periods ended November 30, 2013 compared with the same periods in the prior year due to option grants in the current quarter to new members of management which vested immediately resulting in the entire fair value of the option being recognized in the current quarter compared with fewer option grants in the prior year periods which vested over a longer period of time.

General and administrative expenses excluding salaries remained consistent in both the three and six months ended November 30, 2013 compared with the prior year. Increased costs in the current year associated with the strategic review were comparable with legal fees incurred in the same periods in the prior year associated with licensing activities.

Salary charges in the three and six months ended November 30, 2013 increased over the prior year periods due to costs associated with the appointment of additional members of management.

Deferred share unit costs increased in the three and six months ended November 30, 2013 compared with the prior year due to an increase in the Deferred Share Unit liability which is marked to market. During the three months ended November 30, 2013 Lorus’ share price increased significantly which resulted in an increased liability and associated expense.

Finance Expense

Finance expense for the three months ended November 30, 2013 was $70 thousand compared with $nil for the three months ended November 30, 2012. For the six months ended November 30, 2013 finance expense was $106 thousand compared with $6 thousand in the same period in the prior year. Finance expense incurred in the three and six months ended November 30, 2013 relates to the 10% promissory notes issued in June 2013 described above as well as the 10% convertible promissory notes and non-convertible promissory notes issued in September 2013 described above. Finance expense incurred in the six months ended November 30, 2012 relates to interest accrued at a rate of 10% on the related party promissory notes repaid in June 2012. There were no interest-bearing liabilities outstanding at November 30, 2012.

Finance Income

Finance income totaled $1 thousand and $2 thousand in the three and six-month periods ended November 30, 2013, respectively, compared to $11 thousand and $17 thousand in the same periods in the prior year. Finance income represents interest earned on our cash and cash equivalent balances and is lower in the current periods due to lower average cash and cash equivalents balance in the current year compared with the prior year periods.

Net loss for the period

For the reasons discussed above, net loss for the three months ended November 30, 2013 was $2.8 million ($0.06 per share) compared to $1.6 million ($0.04 per share) in the same period in the prior year. The Company incurred a net loss of $3.9 million ($0.09 per share) for the six months ended November 30, 2013 compared to $2.9 million ($0.07 per share) during the same period in the prior year.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures in the fiscal 2013 quarters increased over the same quarters in the prior year due to increased activity in each of our key programs. Expenditures were particularly low in the quarter ended May 31, 2012 due to investment tax credits earned as well as a hold on many activities until additional financing was secured in June 2012. Research and development expenditures are lower in the quarter ended August 31, 2013 and November 30, 2013 as the LOR-253 Phase I clinical trial concluded and we delayed costs associated with our other programs while the strategic review was completed and additional cash resources were secured.

The increased general and administrative costs in the quarter ended November 30, 2013 is due to stock option grants during the quarter which vested immediately and resulted in higher than normal stock based compensation expense. In addition costs associated with hiring three new executives during the quarter increased salary related costs. Increased spending in the three months ended November 30, 2012 was due to increased legal costs associated with licensing activities. General and administrative expenses are lower in the quarters of August 31, 2013, May 31, 2013 and February 28, 2013 due to the reduction of previously recorded Deferred Share Unit (“DSU”) expense. The DSU is ‘marked to market’ and as our share price declined during the last three quarters so did the associated liability resulting in a reduction of expense.

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Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. The lower use of cash in the quarter ended May 31, 2012 was due to delaying payments which resulted in an increase in accounts payable and accrued liabilities balances as we waited for the June 2012 private placement to close. A subsequent use of cash occurred in the quarter ended August 31, 2012 as these balances were reduced. Again cash used in operating activities in the quarters ended May 31, 2013 and August 31, 2013 were lower as we delayed making payments to suppliers in order to conserve cash resources.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(Amounts in 000’s except for per common share data)	Nov 30, 2013	Aug 31, 2013	May 31, 2013	Feb 28, 2013	Nov 30, 2012	Aug 31, 2012	May 31, 2012	Feb 29, 2012

Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	791	615	860	889	910	658	391	543
General and administrative expense	1,938	451	462	491	714	605	605	479
Net loss	(2,798)	(1,101)	(1,318)	(1,371)	(1,613)	(1,263)	(1,013)	(1,023)
Basic and diluted
net loss per share	$(0.06)	$(0.03)	$(0.03)	$(0.03)	$(0.04)	$(0.03)	$(0.05)	$(0.05)
Cash (used in) operating activities	$(1,484)	$(933)	$(904)	$(1,273)	$(1,336)	$(1,576)	$(400)	$(1,040)

Contractual Obligations and Off-Balance Sheet Financing

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in total payment commitments of approximately $1.5 million. Of this amount, $880 thousand has been paid and $193 thousand has been accrued at November 30, 2013 (May 31, 2013 - $740 thousand paid and $253 thousand accrued). The payments are based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two-year period. The Company has not yet entered into any contracts related to the drug manufacturing.

The Board of Directors has agreed to grant at certain points in the future, contingent upon the occurrence of certain events, grants of stock-based awards to certain employees and directors.

subsequent events

equity financing

Subsequent to the quarter end on December 10, 2013 Lorus completed a public offering of common shares. We issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500. A related party of Lorus by virtue of exercising control or direction over more than 10% of the common shares of Lorus participated in the offering and acquired an aggregate of 1,820,000 common shares.

related party transactions

Please refer to the sections titles ‘Promissory Notes and Warrants’, ‘Convertible Promissory Notes’ and ‘Subsequent Events’ for disclosures related to related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Financial instruments

We have classified our financial instruments as follows:

	As at	As at
	November 30, 2013	May 31, 2013

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$1,738	$653
Financial liabilities
Accounts payable, measured at amortized cost	190	713
Accrued liabilities, measured at amortized cost	2,123	1,103
Promissory notes payable, measured at amortized cost	863	─
Loans payable, measured at amortized cost	150	─
Convertible promissory notes, measured at amortized cost	503	─

At November 30, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. Refer to Liquidity and Capital Resources for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At November 30, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $485 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $49 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

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The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at November 30, 2013 the Company had issued 780,000 (May 31, 2013 - 780,000) deferred share units and at November 30, 2013 that represents a cash liability of $413 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $41 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six months ended November 30, 2013.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2013 for a complete discussion of risks and uncertainties.

•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.
•	Our ability to continue as a going concern.
•	We need to raise additional capital. The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•	There is no assurance that an active trading market in our common shares will be sustained.
•	Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
•	As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

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Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the design and effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of November 30, 2013. Management has concluded that, as of November 30, 2013, the Company’s disclosure controls and internal controls are designed and operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiary would be made known to them, particularly during the period in which the annual filings were being prepared.

It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the three months ended November 30, 2013 the Company hired a Chief Financial Officer. The former Acting Chief Financial Officer is continuing with the responsibilities as Director of Finance and the Chief Financial Officer provides an additional level of review over financial documents. Management believes that the addition of the Chief Financial Officer will strengthen the Company’s internal controls over financial reporting on an ongoing basis.

UPDATED SHARE INFORMATION

As at January 7, 2014, the Company had 59.5 million common shares issued and outstanding. In addition there were 6.6 million common shares issuable upon the exercise of outstanding stock options, 780 thousand deferred share units which may be redeemed for common shares of the Company and a total of 24 million common shares issuable upon the exercise of common share purchase warrants. Of these warrants 1.2 million are priced at $0.45 and expire in August 2016, 20.4 million are priced at $0.45 and expire in June 2014, 1.2 million are priced at $0.32 and expire in June 2014, 568 thousand are priced at $0.25 and expire in June 2015 and 764 thousand are priced at $0.55 and expire in December 2015. In September 2013 we issued $600 thousand in convertible promissory notes which could be converted at a price of $0.30 into 2 million common shares of Lorus. In December 2013 as part of the public offering the Company granted an overallotment option to the underwriters which if exercised could result in the issuance of and additional 1,909,500 common shares at a price of $0.55 per share.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2013 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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